WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

April 15, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 6, 2019 regarding the Trust’s Post-Effective Amendment No. 674, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 28, 2018 for the purpose of registering shares of the WisdomTree Mortgage Plus Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]

Total Annual Fund Operating Expenses	0.45%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

April 15, 2019

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed, and the Fund’s Fee Table is set forth above in the Comment 1 response.

3.

Comment: If the Fund will invest in high yield debt instruments, please disclose these investments in the “Principal Investment Strategies of the Fund” section of the Prospectus and also include the associated risks in the “Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The fifth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus states that: “The universe of mortgage-related debt and other securitized debt currently includes securities that are rated “investment grade” as well as “non-investment grade” (commonly referred to as “junk bonds”). The Fund intends to provide a broad-based exposure and therefore intends to invest in both investment grade and non-investment grade securities, but will not invest more than 20% of its net assets, plus the amount of any borrowings, in non-investment grade securities.” We have revised the parenthetical in the first sentence referenced above to also refer to “high yield bonds.” Disclosure on “High Yield Securities Risk” is included in the “Principal Risks of Investing in the Fund” section of the Prospectus.

4.

Comment: The Staff notes that the Fund may invest up to 20% of its assets, including any borrowings, in other fixed income securities. Please disclose what types of securities will be included in this 20% allocation.

Response: The disclosure has been revised to focus on other securitized credit securities as follows:

The Fund may invest up to 20% of its net assets, plus the amount of any borrowings, in other securitized credit securities such as non-agency or privately issued residential and commercial mortgage-backed securities, asset-backed securities, collateralized loan obligations and credit risk transfer securities (collectively, “Securitized Credit Securities”).

5.	Comment: Referring to IM Guidance Update No. 2014-01 “Risk Management in Changing Fixed Income Market Conditions,” please disclose that “junk bonds” are also “speculative”.

Response: The requested disclosure has been added to the “Principal Investment Strategies of the Fund” section as follows (new language is in bold):

The universe of mortgage-related debt and other securitized debt currently includes securities that are rated “investment grade” as well as “non-investment grade” (commonly referred to as “junk bonds” or “high yield bonds”, which are considered to be speculative).

6.

Comment: Please confirm how derivatives will be valued for purposes of the 80% test. The Staff notes that the 80% policy is an asset-based test and derivatives must be valued on a mark-to-market basis, and disclosed in the Fund’s registration statement.

April 15, 2019

Response: The Registrant confirms that the Fund’s derivatives will be valued at market value and, accordingly, appropriate disclosure has been added to the “Investment Limitations – Non-Fundamental Policies” section of the Fund’s Statement of Additional Information.

7.

Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please consider whether the listed risks are principal risks of investing in the Fund. Please disclose only the principal risks of investing in the Fund and re-order the risks in accordance with the level of risk specific to the Fund.

Response: The Registrant confirms that each of the risks described under “Principal Risks of Investing in the Fund” is a principal risk of the Fund and relevant to investors. The Registrant, however, respectfully declines to make the requested change to the ordering of these principal risks. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Further, the Registrant believes that ordering the risks alphabetically facilitates the investor’s ability to identify, review, and compare principal risks across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

8.

Comment: In the “Derivatives Risk” description disclosed in the “Principal Risks of Investing in the Fund” section, please disclose the specific derivatives in which the Fund will invest. Please ensure that the derivatives listed in both Item 4 and Item 9 are consistent.

Response: The Registrant notes that the “Derivatives Risk” included in Item 4 and Item 9 has been revised to only list “futures contracts”.

9.

Comment: Referring to the SEC Release No. IC-32315, the Staff notes that if the Fund anticipates making significant investments in collateralized loan obligations (“CLOs”), collateralized mortgage obligations (“CMOs”), and non-agency mortgage-backed securities, the Fund should expand the liquidity risk disclosure to account for these types of investments.

Response: As disclosed in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, and as revised in our response to Comment 4, the Registrant notes that the Fund may invest up to 20% of its net assets, plus the amount of any borrowings, in other securitized credit securities such as non-agency or privately issued residential and commercial mortgage-backed securities, asset-backed securities, CLOs, and credit risk transfer securities (collectively, “Securitized Credit Securities”). Accordingly, disclosure in the “Liquidity Risk” descriptions included under “Principal Risks of Investing in the Fund” and in the “Additional Principal Risk Information About the Fund” sections of the Prospectus have been expanded to refer to the Securitized Credit Securities.

10.

Comment: With regard to the Concentration Policy in the “Investment Limitations” section of the Statement of Additional Information, please confirm that all non-agency securities (e.g., asset-backed securities) will be included in the same industry.

April 15, 2019

Response: It is not possible for the Fund to concentrate (e.g., invest more than 25% of the Fund’s assets) in non-agency securities because the Fund has indicated that it will not invest more than 20% of its net assets in such securities (see the language in response to Comment 4. above).

11.	Comment: Please indicate who will serve as the Fund’s Sub-Adviser and Portfolio Managers via correspondence.

Response: The following disclosure has been added to the Prospectus:

Voya Investment Management Co., LLC serves as sub-adviser to the Fund. The Fund is managed by Voya’s Securitized Credit and Agency RMBS Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Dave Goodson, Head of Securitized Investments and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

Jonathan Abshire, CFA, Portfolio Manager, Structured Finance, has been a portfolio manager of the Fund since its inception.

John R. Edwards, Portfolio Manager, Commercial Mortgage-Backed Securities, has been a portfolio manager of the Fund since its inception.

Jeff Dutra, CFA, Head of Agency RMBS and Senior Portfolio Manager has been a portfolio manager of the Fund since its inception.

Justin McWhorter, CFA, CPA, Senior Portfolio Manager, Agency RMBS, has been a portfolio manager of the Fund since its inception.

*     *     *     *     *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)